May 26, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. H. Christopher Owings
Mr. Scott Anderegg
Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

Re:	Atlantic Power Corporation Registration Statement on Form 10-12B Filed April 13, 2010 File No. 001-24691

Ladies and Gentlemen:

        This letter is submitted on behalf of Atlantic Power Corporation (the "Company") in response to comments in the letter dated May 12, 2010 (the "Comment Letter") from H. Christopher Owings of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Patrick J. Welch, Chief Financial Officer of the Company with respect to the Company's Registration Statement on Form 10-12B filed with the Commission on April 13, 2010 (the "Registration Statement"). The Company is concurrently filing Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments. The Company will separately deliver to you copies of Amendment No. 1, marked to show changes from the Registration Statement.

        For reference purposes, the Staff's numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

General

1.
In an appropriate place in your registration statement, please revise to provide an organizational chart that depicts you and all of your operating subsidiaries.

  Response to Comment No. 1

        In response to the Staff's comment, we have added a full organizational chart on page 10 of Amendment No. 1.

2.
Throughout the document, management states its intent to pay future dividends at Cdn $1.094/year, the same rate that was paid to IPS holders before the IPS to common conversion in November 2009. In light of this stated intent, we believe a separate section regarding dividend policy disclosures should be provided. We believe this section should include:

•
Clear articulation of the dividend policy and how you expect to be able to pay it;

  •
  Identification of risks and limitations associated with payment of the dividends;

  •
  Historical or pro forma historical information and forward-looking information regarding cash flow available for distribution to support the ability to pay the stated dividends; and

  •
  Detailed discussion regarding assumptions used in the forward looking information, including the basis for those assumptions and how those assumptions compare to historical results.

  The intended policy should not be stated for periods in excess of periods supportable by expected future cash flows (usually the next 12 months). The forward-looking information should be more detailed than the information currently provided under the Outlook section starting on page 59 and might include a reconciliation from estimated project adjusted EBITDA by segment/project to estimated cash flow available for distribution for the next 12 months.

  Response to Comment No. 2

        Upon consideration of the Staff's comment, we have revised our dividend policy disclosure and removed all forward-looking statements in the registration statement regarding future expectations about dividends, cash available for distribution and payout ratio. Please see disclosure of our dividend policy on page 68 of Amendment No. 1.

Business, page 3

3.
Disclose the basis for your assertion that you are a "leading power producer." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

  Response to Comment No. 3

        In response to the Staff's comment, we have removed references to the Company being a "leading" power producer in Amendment No. 1.

4.
Please describe the historical development of your business over the last five years. For example, provide the year you were organized, your form of organization and any material changes in the mode of conducting your business. These are only examples. In this regard, we note that you were previously managed by Atlantic Power Management, LLC which is owned by two private equity funds. To the extent applicable, please describe the role of these private equity funds in your development. See Item 101 of Regulation S-K.

  Response to Comment No. 4

        In response to the Staff's comment, please see new section "HISTORY OF OUR COMPANY" beginning on page 4 of Amendment No. 1.

5.
We note your reference on page six to the "North American Electric Reliability Council's Long Term Reliability Assessment, published in December 2009" and "information published by the Energy Information Administration." Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your registration statement. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

  Response to Comment No. 5

        In response to the Staff's comment, we have provided excerpts of the reports that provide support for the references as an attachment to this letter. For the Staff's convenience, only the portions of the reports that are applicable to our disclosure have been provided. The entire reports contain over 500 pages and will be provided upon request if the Staff requires the entire report.

Power Industry Overview, page 6

6.
At the bottom of page 6, you express your belief as to the fact that an active secondary market in the power generation sector will continue to provide you with meaningful acquisition and growth opportunities. Please revise to provide the basis for your belief so that readers can appreciate how you determined which opportunities to pursue.

  Response to Comment No. 6

        In response to the Staff's comments, we have added language clarifying the basis for our belief on page 8 of Amendment No. 1.

Our Power Projects, page 7

Path 15 Segment, page 15

7.
You mention here that your wholly-owned subsidiaries have incurred non-recourse debt relating to your interest in the Path 15 project. Please revise to quantify this debt. This comment applies to all instances in which you discuss debt at the subsidiary level as it relates to a particular power project.

  Response to Comment No. 7

        In response to the Staff's comment, we have quantified debt in all cases where project-level debt is referenced in the "OUR POWER PROJECTS" section of Amendment No. 1. We further note that page 70 of Amendment No. 1 contains a table setting forth pertinent details, broken out by project, for all of our project-level debt. We have added cross references to this table in each place where our project-level debt is mentioned as above.

Selkirk Project, page 19

8.
Please elaborate upon the terms of the cash distribution policy as it relates to this project. In this regard, we note your indication that the distributions change "when certain partners achieve a specified return on their equity contributions."

  Response to Comment No. 8

        In response to the Staff's comment, we have added disclosure to elaborate on the terms of the cash distribution policy at Selkirk on page 22 of Amendment No. 1.

Delta Person Project, page 25

Factors Influencing Project Results, page 26

9.
Please revise to explain why artificially high heat rate affects the dispatch of the project by PNM at current market conditions.

  Response to Comment No. 9

        In response to the Staff's comment, we have added disclosure to clarify the impact of market conditions on the financial results of the Delta-Person project on page 30 of Amendment No. 1.

Risk Factors, page 30

Our revenue may be reduced upon the expiration or termination of our power purchase agreements, page 30

10.
Please revise your disclosure to name and quantify your exposure to the PAAs that will expire in the near term.

  Response to Comment No. 10

        In response to the Staff's comment, we have revised our disclosure to name and quantify PPAs that will expire in the near term. Please see revised risk factor on page 34 of Amendment No. 1.

Certain of our projects are exposed to fluctuations in the price of electricity, page 31

11.
Please revise to name the projects with no PAA or PAAs based on spot market pricing and provide readers a quantified amount of projects or services that will be subject to this risk so that the magnitude of the risk can be readily assessed.

  Response to Comment No. 11

        In response to the Staff's comment, we have revised our risk factor to indicate that the risk only applies to projects that are not fully contracted or have PPAs based on spot market pricing. We have also added disclosure to describe the magnitude of the risk. We note that all of our projects have PPAs, but some projects are not fully contracted. Please see revised risk factor on page 34 of Amendment No. 1.

12.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•
Our projects depend on suppliers under fuel supply agreements and increases in fuel cost may adversely affect the profitability of the projects, page 31;

•
Predicting project cash flow over the long term is difficult, page 33;

•
Sufficient capital may not be available to fund acquisitions, investments, expansions or capital expenditures, page 35;

•
Operations are subject to a number of natural and inherent risks, page 36; and,

•
The projects' operations are subject to operating and legal risks, page 37.

  Please note these are examples only. Review your entire risk factor section and revise as necessary.

  Response to Comment No. 12

        In response to the Staff's comment, we have further evaluated our risk factor disclosure and have determined to delete the following risk factors entirely:

  •
  Predicting project cash flow over the long term is difficult;

  •
  Sufficient capital may not be available to fund acquisitions, investments, expansions or capital expenditures;

  •
  Operations are subject to a number of natural and inherent risks; and,

  •
  The projects' operations are subject to operating and legal risks.

        In addition, we have revised the following risk factors to more specifically describe how the risk could impact our operations or results:

  •
  Our projects depend on suppliers under fuel supply agreements and increases in fuel cost may adversely affect the profitability of the projects; and

  •
  Insurance may not be sufficient to cover all losses.

Noncompliance with regulations and standards may subject us and our projects to penalties, page 33

13.
It appears that the risk factor you are discussing concerns your compliance with reliability standards. Please revise the title of this risk to reflect the nature of the risk. Please also revise your discussion of the risk to explain how this risk is applicable to you.

  Response to Comment No. 13

        In response to the Staff's comment, we have revised this disclosure as indicated on page 37 of Amendment No. 1.

Our Projects are subject to significant environmental and other regulations, page 33

14.
In this risk factor you discuss both general environmental regulations and CO2 and GHGs regulations. Please break out in a separate risk factor with an appropriate risk factor title, the risk associated with regulation of CO2 and GHGs.

  Response to Comment No. 14

        In response to the Staff's comment, we have separated the portions of this risk factor that apply to CO2 and GHGs into a separate risk factor that is included on page 38 of Amendment No. 1.

The projects are exposed to risk inherent in the use of derivative instruments, page 37

15.
If you have experienced a loss to derivative instruments please disclose that in this risk factor or, alternatively, if you believe the risk of loss in the future is a material one of which investors should be aware, please revise to quantify the risk as much as possible.

  Response to Comment No. 15

        In response to the Staff's comment, we have revised this risk factor disclosure as indicated on page 40 of Amendment No. 1.

Our indebtedness could negatively impact our business and our projects, page 38

16.
Please revise to convey the degree of your present debt leverage in a manner so a reader can weigh the significance of this risk.

  Response to Comment No. 16

        In response to the Staff's comments, we have revised this risk factor disclosure as indicated on page 41 of Amendment No. 1.

Financial Information, page 41

Selected Financial Data, page 41

17.
Briefly describe, or cross-reference to a discussion thereof, factors such as business combinations or dispositions of business operations that materially affect the comparability of the information reflected in selected financial data. Refer to the instructions to Item 301 of Regulation S-K.

  Response to Comment No. 17

        In response to the Staff's comment, we have added a cross-reference to a discussion of our business and business transactions that materially affect comparability of the periods presented. Please see page 44 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

18.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that in four out of the last five years you have had net losses. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•
Economic or industry-wide factors relevant to your company, and

•
Material opportunities, challenges, and

•
Risk in short and long term and the actions you are taking to address them.

  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

  Response to Comment No. 18

        In response to the Staff's comments, we have expanded this section to further address the matters noted in Item 303 of Regulation S-K and SEC Release No. 33-8350. Please see revised disclosure beginning on page 45 of Amendment No. 1.

Results of Operations, page 48

19.
Please include a comparative analysis of income tax expense (benefit) and the effective tax rate for the periods presented.

  Response to Comment No. 19

        In response to the Staff's comment, please see disclosure regarding income taxes and the effective tax rate on page 52 of Amendment No. 1.

Year Ended December 31, 2009 vs. Year Ended December 31, 2008, page 49

20.
Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of items discussed when comparing year ended December 31, 2009 and 2008 Pasco and Chambers project income. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

  Response to Comment No. 20

        In response to the Staff's comment, we have added disclosure to quantify, to the extent practicable, the incremental impact of the factors identified. Please see Amendment No. 1 beginning on page 54.

Cash Flow from Operating Activities, page 57

21.
You disclose that cash provided by operating activities improved in fiscal 2008 as compared to fiscal 2007 due to the positive impact of working capital changes. However, working capital changes appear to have had a greater positive impact in fiscal 2007 than in fiscal 2008. Please revise or advise.

  Response to Comment No. 21

        Subsequent to filing our initial registration statement in April 2010, we reevaluated the presentation of changes in restricted cash in our consolidated statements of cash flows and determined that these changes should be presented as cash flows from investing activities. As a result, in Amendment No. 1 we have reclassified changes in restricted cash from cash flows from operating activities to cash flows from investing activities in all periods presented. We have discussed this reclassification in Note 1 to the unaudited financial statements for the three-month period ended March 31, 2010 and in Note 1 to the annual audited financial statements, both of which are included in Amendment No. 1. In addition, we have included a similar disclosure in a footnote to the table on page 67 which presents cash available for distribution. As a result of the changes in operating and investing cash flow for all periods presented, we have revised our disclosures related to changes in operating and investing cash flows beginning on page 65 of Amendment No. 1.

Liquidity and Capital Resources, page 62

Project-level debt, page 63

22.
We note your indication that the covenants at certain of your projects are temporarily preventing those projects from making cash distributions to you. Please revise your discussion here to disclose the terms of the applicable covenants, what is causing the cash distributions to be unavailable to you and whether and when you expect these circumstances to change.

  Response to Comment No. 22

        In response to the Staff's comment, we have added the requested disclosure beginning on page 69 of Amendment No. 1.

Capital Expenditures, page 64

23.
Please revise this discussion to quantify the level of capital expenditures for 2009 and estimate the amount you expect to allocate in 2010.

  Response to Comment No. 23

        In response to the Staff's comment, we have added the requested disclosure on page 70 of Amendment No. 1.

Directors and Executive Officers, page 72

24.
Please briefly discuss each director's specific experience, qualifications, attributes, or skills that led to the conclusion that he or she should serve as one of your directors in light of your business. If material, these disclosures should cover more than the past five years, including information about each person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

  Response to Comment No. 24

        In response to the Staff's comment, we have added additional disclosure as well as set off in separate paragraphs the disclosure of each director's specific experience that led to the conclusion that he or she should serve as one of our directors. Please see revised disclosure beginning on page 80 of Amendment No. 1.

25.
Please revise to describe the business experience of Messrs. Patrick Welch, William Daniels and John Hulburt for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

  Response to Comment No. 25

        In response to the Staff's comment, please see revised disclosure beginning on page 82 of Amendment No. 1.

Compensation Discussion and Analysis, page 75

Annual Cash Bonus (Non-Equity Incentive Plan Compensation), page 76

26.
We note that you state that a portion of the annual cash bonus is a fixed amount and a portion is based on total shareholder return to the peer companies with respect to certain named executive officers. Your discussion is difficult to follow without referring to the employment agreement of certain executives. Please revise to explain in greater detail how the annual cash bonus is calculated as compared to the non-equity incentive plan award and how you determined the amounts paid with respect to each element of compensation.

  Response to Comment No. 26

        In response to the Staff's comment, please see revised disclosure on page 84 of Amendment No. 1.

27.
For the named executive officers other than Messrs. Welch, Welch and Rapisarda, clarify whether they are eligible for an annual bonus or to participate in your non-equity incentive plan. If so, disclose the terms of these elements of compensation and how you determine the amounts of these awards. The introductory paragraph to this section would lead readers to believe that they are eligible for both, however, the manner in which awards are determined is unclear.

  Response to Comment No. 27

        In response to the Staff's comment, we note that Mr. Daniels and Mr. Hulburt are eligible for both non-equity incentive plan compensation and participation in the long-term incentive plan. These compensation elements are disclosed in the compensation descriptions for each of these individuals beginning on page 91. In addition, please see revisions to the "Elements of Compensation" section beginning on page 84 for clarification of the methodology for all of our compensation elements.

28.
Please revise to discuss the results of the total shareholder return analysis for 2009 with a view to explaining how you arrived at the amounts disclosed in the column devoted to non-equity incentive plan compensation in your summary compensation table.

  Response to Comment No. 28

        In response to the Staff's comment, please see additional disclosure on page 85 of Amendment No. 1.

Long Term Incentive Plan, page 77

29.
You mention here that you retained Mercer Human Resource Consulting to assist you in your review of the compensation of the employees of the Manager. If Mercer assisted you with respect to elements of compensation other than long-term compensation, such as with respect to benchmarking, please revise to elaborate upon the results of Mercer's compensation review.

  Response to Comment No. 29

        In response to the Staff's comment, please see additional disclosure added to page 85 of Amendment No. 1.

30.
Please revise disclosure to provide additional details of your Long Term Incentive Plan. For example, please provide the LTIP percentage for each executive and explain in greater detail the 2009 cash flow target and how it was calculated. Also explain the concept of notional units in greater detail. Further, make it clear that in accordance with certain executives' employment agreements, that they cannot receive an award less than they received when they were employed by Atlantic Power Management, LLC. Finally, explain how broad the discretion of the board is in making adjustments to the cash flow number and whether they can either reduce or increase the cash flow number used to calculate the LTIP awards.

  Response to Comment No. 30

        In response to the Staff's comment, we have added additional disclosure in the "Annual Cash Bonus" section on page 84 of Amendment No. 1 and in the "Long Term Incentive Plan" section beginning on page 85 of Amendment No. 1. In addition, we have added a footnote to the Summary Compensation Table that describes the fixed bonus payable to Messrs. Welch, Welch and Rapisarda under the terms of their employment contracts.

Summary Compensation Table, page 79

31.
Please revise to disclose that your Stock Awards disclosure was calculated in accordance with FASB ASC Topic 718. See Item 402(c)(2)(v) of Regulation S-K.

  Response to Comment No. 31

        In response to the Staff's comment, please see note 2 to the Summary Compensation Table in Amendment No. 1.

32.
Please also revise to explain the underlying detail behind the amounts disclosed in the "All Other Compensation" column. Refer to Item 402(c)(ix) of Regulation S-K.

  Response to Comment No. 32

        In response to the Staff's comment, please see note 3 to the Summary Compensation Table in Amendment No. 1.

Grants of Plan-Based Awards, page 80

33.
Please revise to disclose that your Grant Date Fair Value of Stock and Option Awards disclosure was calculated in accordance with FASB ASC Topic 718. See Instruction 8 to Item 402(d) of Regulation S-K.

  Response to Comment No. 33

        In response to the Staff's comment, please see new note (c) to the "Grants of Plan-Based Awards" table in Amendment No. 1.

34.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  Response to Comment No. 34

        In response to the Staff's comment, we have added the disclosure required by Item 402(s) of Regulation S-K, beginning on page 95 of Amendment No. 1.

Termination and Change of Control Benefits, page 84

35.
We note that for the description of the term "termination for cause" for Barry Welch's, Patrick Welch's and Paul Rapisarda's employment you refer the reader to each of their employment agreements. Please revise your disclosure to provide a description of the term "termination for cause."

  Response to Comment No. 35

        In response to the Staff's comment, please see additional definition of "Cause" added to page 94 of Amendment No. 1.

Recent Sales of Unregistered Securities, page 88

36.
We note that on November 27, 2009, you completed the conversion of all of your IPSs to common shares. State briefly the facts relied upon to make the exemption available in this transaction.

  Response to Comment No. 36

        In response to the Staff's comment, we have clarified the facts that gave rise to the availability of an exemption under Section 3(a)(10) for the IPS conversion transaction. Please see additional disclosure added to page 99 of Amendment No. 1.

Financial Statements, page F-1

Consolidated Statements of Changes in Shareholders' Equity, page F-4

37.
It appears your adoption of the fair value measurement standard on January 1, 2008 resulted in a significant reduction in your retained deficit. However your disclosure on page F-13 indicates that the impact of your adoption of this standard resulted in a significant increase to retained deficit. Please revise your disclosure to address this inconsistency or otherwise advise. Please also explain to us why your adoption of this standard resulted in a $25.2 million reduction in your retained deficit.

  Response to Comment No. 37

        In response to the Staff's comment, we have revised the disclosure on page F-13 regarding the decrease in the retained deficit as a result of adoption of the standard. The decrease in the retained deficit was the result of significant revisions to the fair value of a long-term gas contract at Selkirk, one of our equity method investees. The revision in fair value was attributable to the provision in SFAS No. 157 that nullified the consensus reached in EITF 02-3, which had prohibited the recognition of a day one gain on this particular contract.

Consolidated Statements of Cash Flows, page F-5

38.
Please tell us why distributions from equity method investees in excess of equity method earnings are properly classified as operating as opposed to investing cash flows and explain to us at what point the distributions would be considered a return of rather than a return on investment. Refer to ASC 230.

  Response to Comment No. 38

        In response to the Staff's comment, we note that our investments in unconsolidated affiliates recorded under the equity method of accounting are made for the same purpose and using substantially the same criteria as our investments in consolidated affiliates. We make these investments in entities that own independent power producing assets with the objective of generating accretive cash flow that is available to be distributed to our shareholders. We hold these investments for the long-term and generally participate in the management of these entities in the same manner as we do our consolidated subsidiaries, subject to any limitations on our rights contained in the partnership agreements of these entities. In addition, the cash flows that are distributed to us from these unconsolidated affiliates are directly related to the operations of the affiliates' power producing assets. For these reasons, we consider distributions in excess of equity method earnings to be the "cash earnings" of these affiliates, which are available for distribution to our shareholders and therefore appropriately classified as cash flows from operating activities.

        In accordance with FASB ASC 230-10-45-12b, we record the return of our investments in equity investees as investing cash flows. We consider cash flows from equity investees as a return of capital when such distributions are generated from proceeds of either the sale of our investment in its entirety or a sale by the investee of all or a portion of its capital assets. For example, we recorded $29.3 million in proceeds from the sale of equity investments in investing cash flows for the year ended December 31, 2009. This amount was comprised of our sale of our entire investment in Mid-Georgia for proceeds of $29.1 million and our Stockton project's sale of all of its assets for proceeds that resulted in a $200,000 distribution to us.

39.
Please explain why purchases and sales of auction rate securities are presented as financing as opposed to investing activities referencing FASB ASC 230.

  Response to Comment No. 39

        In response to the Staff's comment, we have reclassified purchases and sales of auction-rate securities to cash flows from investing activities in Amendment No. 1.

40.
Please explain the nature of the "'[p]roceeds from escrow used for redemption of non-controlling interest" and "[r]epayment of obligation to non-controlling interest" line items and tell us why financing activity classification is appropriate referencing FASB ASC 230.

  Response to Comment No. 40

        In response to the Staff's comment, we have added additional disclosure to Note 19 of the financial statements that describes the redemption of the non-controlling interest.

        We issued debt and equity securities in a private placement transaction in December 2006 for the purpose of acquiring the remaining interests of the Former Investors. However, we determined that the final redemption of the non-controlling interest required approval by the Federal Energy Regulatory Commission ("FERC"). As a result, we agreed with the Former Investors and the investors that acquired the debt and equity securities issued in December 2006 that the proceeds would be deposited in escrow until the FERC approval was obtained.

        In accordance with FASB ASC 230-10-45-14, proceeds from the issuance of equity and debt securities are financing activities. Because the release of proceeds from escrow was directly related to our issuance of debt and equity securities, we have presented it as cash flow from financing activities.

        FASB ASC 230-10-45-15 provides for payments to reacquire equity to be presented as a cash outflow from financing activities. We believe that the cash outflows to acquire this equity are properly presented as cash flows from financing activities.

Notes to Consolidated Audited Financial Statements, page F-6

41.
With reference to the applicable authoritative guidance, please tell us the basis in GAAP for your accounting treatment of the November 2009 conversion of income participating securities into common shares.

  Response to Comment No. 41

        In response to the Staff's comment, please note that we accounted for the transaction as an extinguishment of debt under FASB ASC 470-50-40-3. In an early extinguishment of debt, the reacquisition price of the extinguished debt shall be determined by the value of the common stock issued or the value of the debt, whichever is more clearly evident.

        We charged all costs associated with the conversion and related issuance of common shares to expense because no proceeds were received from the offering and these costs were considered costs of the conversion. Further, as per the SEC Staff Training Manual, Appendix A, Section II N.3.(b), costs of an offering should be expensed if no proceeds will be received.

Note 2.    Summary of Significant Accounting Policies, page F-6

(c)    Regulatory Accounting, page F-7

42.
To the extent material, please disclose the components of your regulatory assets and liabilities, including the balance for each. Also disclose the nature and amount of all regulatory assets not earning a return, including the remaining recovery period applicable to them. Refer to FASB ASC 980-340-50.

  Response to Comment No. 42

        In response to the Staff's comment, please note that regulatory assets are solely comprised of the costs of the Path 15 rate case process, which occurs every three years. These costs are recorded as other assets in the consolidated balance sheets and amortized over the three-year period of approved regulatory rates for the Path 15 project. The unamortized balances were $1.0 million and $0.5 million at December 31 2009 and 2008, respectively, which we do not believe is material for disclosure.

(d)    Revenue, page F-7

43.
Please tell us your consideration of whether certain of your power purchase agreements where the energy component of the contract is variable are subject to derivative accounting under ASC 815.

  Response to Comment No. 43

        We have evaluated each of our power purchase agreements ("PPA"), including those within unconsolidated affiliates, to determine whether they were subject to derivative accounting under FASB ASC 815.

        The terms of the PPAs at our consolidated Lake, Auburndale and Pasco projects do not allow net settlement by their terms and thus do not meet the definition of a derivative under FASB ASC 815-10-15(c). These contracts do not require or permit either implicitly or explicitly net settlement and cannot be readily settled by a means outside the contract given the location of these projects. These projects are all located in Florida and the PPAs cannot be readily settled net by a means outside the contract as there is not a liquid market for the sale of power in Florida as nearly all power is sold through bilateral contracts. Therefore, power sold under these contracts is not readily convertible into cash. Based on this analysis, we concluded that the PPAs at these projects do not contain a net settlement provision and are not derivatives.

        At our unconsolidated projects, our analysis concluded that our PPAs were either not in the scope of FAS ASC 815 at all because they did not meet the definition of a derivative as the contracts do not allow for net settlement and were located in an illiquid market in Florida or because the PPAs did not contain a minimum quantity that represented a notional amount, or both. In cases where the PPAs did meet the definition of a derivative, they were designated by our unconsolidated affiliates as normal purchases and normal sales under the provisions of FASB ASC 815-10-15-45.

Note 4.    Equity Method Investments, page F-16

44.
Please tell us why you are not required to provide separate financial statements for any of your equity method investments pursuant to Rule 3-09 of Regulation S-X. Please include your significance tests for your three most significant equity method investments in each period presented. Please ensure that any goodwill amortization, impairment write-down, or other activity related to each investment is included in your significance computations and is clearly identified.

  Response to Comment No. 44

        As discussed telephonically with the Staff, none of our equity investments met the level of significance for separate financial statements pursuant to Rule 3-09 for 2009, while certain of our equity investments met the "significance" test for 2008 and 2007. As per your request, a spreadsheet showing our significance tests for our most significant equity method investments in each period presented is attached to this response letter.

        We intend to include separate financial statements for each significant equity method investment for the periods required by Rule 3-09 of Regulation S-X with Amendment No. 2 to the Registration Statement. We are in the process of obtaining the required consents of the equity investments' auditors to include their audit opinions in such next amendment to the Registration Statement.

        As further discussed telephonically with the Staff, we note that a request for accommodation is currently pending with the Chief Accountant's Office with respect to Rule 3-09 financial statements for the Stockton project, in which we sold our interest in 2009.

45.
Reference is made to your disclosure in footnote 10 to the table on page 7 that your economic interest in certain projects represents your estimated share of the cash flows from the project, as opposed to your percentage ownership interest. Please tell us more about the nature of your interest in these entities. Also tell us how you determined to account for your interest in these entities using the equity method.

  Response to Comment No. 45

        In response to the Staff's comment, we have revised the table on page 9 of Amendment No. 1 to remove the footnote 10 reference from the Rumford project because footnote 10 is not applicable to Rumford. In addition, we have revised footnote 10 to the table to reflect our residual interest of 17.7% after all preferred distributions are paid. Please also see our revised disclosure in response to Comment No. 8 on page 22 of Amendment No. 1.

        We account for our limited partnership interest in Selkirk based on the guidance in FASB ASC 323-30.

46.
With respect to summarized financial information of equity method investees, Rule 1-02(bb) of Regulation S-X requires the presentation of gross profit or, alternatively, costs and expenses applicable to net sales or gross revenues. As such, please revise the summarized financial information to include a line item for project expenses applicable to revenues or, if more appropriate, include a line item for project income. Otherwise, please tell us why these amounts should be omitted. Refer to Rules 4-08(g) and 1-02(bb) of Regulation S-X.

  Response to Comment No. 46

        In response to the Staff's comment, please see revised disclosure on page F-18 of Amendment No. 1, which includes the required information.

Note 9.    Long-term debt, page F-20

47.
Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(2) and (3) of Regulation S-X. Please also clarify your disclosure that all of your projects were in compliance with the covenants contained in project level debt in light of disclosures elsewhere in the document which indicate that covenants at certain projects are temporarily preventing these projects from making cash distributions to you.

  Response to Comment No. 47

        In response to the Staff's comment, we have revised Note 9 on page F-21 to include the disclosures required by Rule 4-08(e)(2) and (3) of Regulation S-X. We note that Epsilon Power Partners is the only one of our consolidated subsidiaries with debt agreement provisions that restrict the transfer of net assets to us as of our most recent fiscal year end. However, net assets at Epsilon Power Partners are less than zero so the restricted amount is zero. We have also revised the disclosure on page 69 of Amendment No.1 to expand our description of the current restrictions at Chambers, Selkirk and Delta-Person.

Note 14.    Income Taxes, page F-28

48.
Please tell us why the "Canadian loss carry forwards" line item is appropriate in the effective rate reconciliation.

  Response to Comment No. 48

        In response to the Staff's comment, we believe that the "Canadian loss carryforwards" item in the effective rate reconciliation is appropriate because this item represents the benefit of the loss carryforwards prior to the change in the valuation allowance on the Canadian future tax.

49.
The first table on page F-29 indicates a December 31, 2009 valuation allowance of $67.1 million; however, the narrative below the table indicates a December 31, 2009 valuation allowance of $51.8 million. Please address this apparent inconsistency.

  Response to Comment No. 49

        In response to the Staff's comment, we have revised the narrative to reflect $67.1 million in Amendment No. 1.

*    *    *    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 977-2400, or by facsimile at (617) 977-2410, or Yoel Kranz, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1760 or by facsimile at (617) 523-1231.

Sincerely,

Patrick J. Welch,
Chief Financial Officer
Atlantic Power Corporation